UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NPS Pharmaceuticals, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

550 Hills Drive, 3rd Floor
Address of Principal Executive Office (Street and Number)

Bedminster, New Jersey 07921
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NPS Pharmaceuticals, Inc.  (the “Company”) will not be able to file its Form 10-Q for the quarterly period ended March 31, 2008 by May 12, 2008.  On May 5, 2008, the Audit Committee of the Company’s Board of Directors concluded that the previously issued financial statements contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, needed to be restated due to an error in the computation of the cash sweep premium interest expense associated with the Secured 8.0% Notes due on March 30, 2017 (Class A Notes).  The Company detected this error during the course of the preparation and review of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2008.  As a result of this error, the Company understated

accrued interest expense and retained deficit and overstated income taxes payable on the Consolidated Balance Sheet as of December 31, 2007.  Also, as a result of the error, the Company understated interest expense and overstated income tax expense on the Consolidated Statement of Operations for the year ended December 31, 2007.  The Company is currently working on restating the financial statements that were included in its Form 10-K for the year ended December 31, 2007, and will file an amendment on Form 10-K/A to include the restated financial statements and related disclosures once they are completed.  As a result of these efforts with respect to the restatement, the Company’s management needs additional time in order to ensure that the Company’s financial statements and related disclosures to be contained in its Form 10-Q for the quarterly period ended March 31, 2008 are complete and accurate; and its independent registered public accounting firm will need additional time to complete its review of the interim financial information.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Andrew Rackear	(908)	450-5305
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NPS Pharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 12, 2008	By	/s/ Andrew Rackear
Andrew Rackear
Senior Vice President, General Counsel and
Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).